SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Linhas aéreas inteligentes

MISSION	TO BRING PEOPLE TOGETHER SAFELY AND SMARTLY
VISION	TO BE THE BEST AIRLINE TO FLY WITH, WORK FOR AND INVEST IN
VALUES	SAFETY, INNOVATION, CLIENT, FOCUS, RESULTS-DRIVEN AND SUSTAINABILITY

2Q12 RESULTS

AUGUST, 2012

Agenda



DISCLAIMER



"The material that follows is a confidential presentation of general background information about **GOL Linhas Aéreas Inteligentes S.A.** and its subsidiaries (collectively, "Gol" or the "Company") as of the date of the presentation. It is information in summary form and does not purport to be complete. No representation or warranty, express or implied, is made concerning, and no reliance should be placed on, the accuracy, fairness, or completeness of this information.

This confidential presentation may contain certain forward-looking statements and information relating to Gol that reflect the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like "believe," "estimate," "anticipate," "expect," "envisages," "will likely result," or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. In no event, neither the Company nor any of its affiliates, directors, officers, agents or employees, shall be liable before any third party (including investors) for any investment or business decision made or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or similar damages.

This presentation does not constitute an offer, or invitation, or solicitation of an offer, to subscribe for or purchase any securities. Neither this presentation nor anything contained herein shall form the basis of any contract or commitment whatsoever.

The market and competitive position data, including market forecasts and statistical data, used throughout this presentation was obtained from internal surveys, market research, independent consultant reports, publicly available information and governmental agencies and industry publications in general. Although we have no reason to believe that any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share, market size, market growth or other data provided by third parties or by industry or other publications. Gol does not make any representation as to the accuracy of such information.

This presentation and its contents are proprietary information and may not be reproduced or otherwise disseminated in whole or in part without **GOL's** prior written consent".

01::

1H12 Highlights

INDUSTRY CHALLENGES FOR 2012


GOL

- Review of the Brazilian Economy Growth to Modest Levels
- Depreciation of the Real against Dollar (direct impact on 55% of GOL's Operational Result)
- Highest Fuel Price Level (historically)
- Airport Fees Increase above Inflation







1H12: GOL OPTIMIZES RASK AND MAINTAIN CASK EX-FUEL STABLE



The operationalization of GOL's strategy generated an increase in RASK and kept the company's costs under control, despite a more challenging macroeconomic scenario

CASK EX-FUEL: STABLE (R$9,33)

- ✓ Cutting Costs Offset the Depreciation of the Real against Dollar (14.4%)
- ✓ Reduction in Workforce and Administrative Structure
- ✓ Reduction from 4 to 3 crew members on B737-700 flights
- ✓ Strengthening of the Maintenance Agreement with Delta Techops

RASK: +2.5% (R$15,08)

- ✓ Rationalization of Flights: 130 Daily Flights Reduction in GOL and Webjet's Operation
- ✓ Load Factor: Stable (68,7%)
- ✓ Yield (+1.6%)
- ✓ Strengthening the Position in South and Southeast Airports
- ✓ Expansion of BoB (Buy on Board)

webjet

Coordinated Work Improvement and Flexibility for Fleet Renewal

02::


GOL
voegol.com

Domestic Market

DOMESTIC MARKET:
NEW GROWTH REALITY

GOL

Change in behavior of GOL's traffic data due to the reduction of flights



3.6%
+3.0 pp
+1.8 pp
2012
Guidance
0.3%
1T12
2T12
JULHO *
-2%
-
-4.5%
-4.7%
-3.9%
-5.8 pp
-7.0%
-9.2%
ASK Growth 12 vs. 11
RPK Growth 12 vs. 11
Load Factor Growth (12 vs. 11)

DURING 2Q12, GOL OPERATIONALIZED ITS STRATEGY TO REDUCE CAPACITY IN THE DOMESTIC MARKET AND, AS A RESULT, INCREASE LOAD FACTOR

*Preview number for July/2012

SUMMARY OF 2Q12 DOMESTIC MARKET



GOL Linhas aéreas inteligentes

Industry supply increased 5.5%, while demand was up 7.4% YoY

	GOL	webjet	GOL + webjet	TAM	Azul	Avianca	Others	Industry
ASK	10,006	1,523	11,530	11,938	2,740	1,332	1,612	29,152
Growth YoY	**-3.9%**	*10.9%*	**-2.2%**	*-1.3%*	*41.7%*	*98.9%*	*41.4%*	**5.5%**
RPK	6,980	1,119	8,099	8,214	2,143	1,033	1,098	20,588
Growth YoY	*0.3%*	*10.3%*	*1.6%*	*-1.9%*	*39.5%*	*90.3%*	*46.2%*	**7.4%**
Load Factor	69.8%	73.5%	70.2%	68.8%	78.2%	77.6%	68.1%	70.6%
Growth YoY	**3.0%**	*-0.4%*	**2.6%**	*-0.4%*	*-1.2%*	*-3.5%*	*2.2%*	*1.2%*
Market Efficiency	0.99	1.04	0.99	0.97	1.11	1.10	0.96	NA
Growth YoY	**2.6%**	*-2.3%*	**2.1%**	*-2.3%*	*-3.3%*	*-6.0%*	*1.6%*	*NA*

GOL AND WEBJET PRESENTED A MAJOR EVOLUTION IN MARKET EFFICIENCY (AMONG THE INDUSTRY PEERS)

COMPANY'S DOMINANT POSITION IN THE WORLD CUP AIRPORTS



Largest route network in Latin America with high frequency in major cities

AIRPORTS SLOTS IN WORLD CUP'S AIRPORTS



13
14
5
6
7
4
1
2
3
10
8
11
12
9

Cities hosting Football World Cup games

Restricted Airports: 1 Congonhas, 2 Guarulhos, 3 Santos Dumont

#	Airport	GOL / Webjet	TAM	Others
1	Congonhas	117	107	24
2	Guarulhos	105	96	45
3	Santos Dumont	65	52	65
4	Galeão	83	57	31
5	Brasília	93	93	44
6	Confins	63	24	74
7	Salvador	55	30	45
8	Porto Alegre	38	27	38
9	Recife	34	30	32
10	Curitiba	52	31	45
11	Fortaleza	29	33	14
12	Natal	11	12	8
13	Manaus	14	15	16
14	Cuiabá	8	8	35

Subtitle: GOL / Webjet; TAM; Others

(1) INFRAERO
(2) Source: Hotrans approved on 07/01/2011
(3) Source: ANAC Annual Report

- Cabotage operations (ex:GIG-POA-Foreign) are considered as domestic
- Only Friday frequencies were considered
- TAM consolidates Tam Group + Pantanal

DOMESTIC ROUTE NETWORK RESTRUCTURE: FOCUS ON PROFITABILITY



GOL Linhas aéreas inteligentes

GOL and Webjet's number of flights by region

DECEMBER/2011

- Concentration of flights by region



7%
18%
14%
47%
18%

24 International Flights

~1.100 daily flights

Focus on Profitability

JULY/2012

- Decrease in number of flights by region



-25%
-18%
-14%
-5%
-7%

23 International Flights

~970 daily flights

GOL
Linhas aéreas inteligentes



03::

Operational Efficiency

OPERATIONAL EFFICIENCY : CUSTOMER FOCUS



Focus on quality of service

Punctuality 2Q12


webjet
94.1%
GOL
90.0%
TAM
89.8%
Azul
87.2%
Avianca
85.2%

Remote Check-in


+10pp.
35%
45%
2Q11
2Q12
GOL
+60pp.
22%
82%
2Q11
2Q12
webjet

COMPANY FOCUSED ON CUSTOMER SATISFACTION AND CONVENIENCE

OPERATIONAL EFFICIENCY : FOCUS ON COSTS



The positive impact of these actions will occur mainly on the 2H12

Employee/Aircraft



138
138
138
143
142
141
140
138
138
138
137
137
138
137
136
133
130
126
2012
2011
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec

It considers Webjet's pro-forma data since October 3, 2011

IN RESPONSE TO A CHALLENGING MACROECONOMIC SCENARIO, GOL RESIZED ITS ROUTE NETWORK AND REVIEWED ITS ORGANIZATIONAL STRUCTURE, STAFF AND FIXED COSTS.

2Q12
CASK EX-FUEL

CASK EX-FUEL ADJUSTED BY STAGE LENGTH IN DOLLAR*



	2Q10	3Q10	4Q10	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12
GOL	5.0	5.1	4.9	5.0	5.3	5.5	5.5	4.7	5.1
LAN TAM	-	-	-	-	-	-	-	-	9.2
TAM	6.6	6,6	6.8	6.9	7.1	7.3	7.1	7.0	7.8
LAN	8.9	9.1	9.4	9.5	9.8	9.9	9.8	9.7	9.2
SOUTHWEST AIRLINES	5.0	5.0	5.1	5.1	5.1	5.1	5.3	5.6	5.4
Alaska Airlines	7.8	7.7	7.9	7.7	7.9	7.8	8.5	8.9	7.6
Copa Airlines	6.4	6.2	6.6	6.0	5.8	5.8	5.6	5.9	6.0
jetBlue AIRWAYS	5.7	5.7	6.0	6.1	5.8	5.6	5.9	6.3	6.1

GOL's CASK EX-FUEL REMAINS COMPETITIVE

*Average dollar in the period
**Companies earnings release

04::

SMILES

DEVELOPMENT OF SMILES LOYALTY PROGRAM DURING 2Q12



Initiatives to increase the positive perception of the program

- **New Products:** Purchase of Miles
- Strengthening of **International Partnerships**
- **Miami Flights:** 100% of Sales
- **Focus on the Program**: Priority Project

“Wall Street Journal” Research

3rd Best Loyalty Program in Terms of Availability for Miles Redemption Among Global Airlines

SMILES PROGRAM MATURATION

Growth of more than 50% in miles redemption to use with airlines partners



GOL
SÃO PAULO
SALVADOR
SÃO PAULO
MONTEVIDÉU

Number of Members
(in thousands)



6,629
7,469
8,282
7,805
8,710
12%
2009
2010
2011
2Q11
2Q12

Number of Redemptions - Airline Partners
(in thousands)



2011
2012
88%
607
1,143
25%
779
977
53%
1,386
2,120
1Q
2Q
6M

05::



2Q12 Results

2Q12 RESULTS
OPERATIONAL HIGHLIGHTS



Consolidated Operational Data

Operational Indicators	2Q12	2Q11*	Var 12/11	6M12	6M11*	Var 12/11
Total Supply (ASK)	12,505	11,373	10.0%	26,495	23,529	12.6%
Total Demand (RPK)	8,693	7,541	15.3%	18,197	16,169	12.5%
Load Factor	69.5%	66.3%	+3.2 pp	68.7%	68.7%	-0.0 pp
Break-Even LF (BELF)	83.0%	77.8%	+5.2 pp	74.6%	71.4%	+3.2 pp
CASK (R$)	17.48	16.15	8.2%	16.40	15.29	7.2%
CASK Ex-Fuel (R$)	10.12	9.73	4.0%	9.33	9.34	-0.1%
PRASK (R$)	12.81	12.12	5.7%	13.31	13.10	1.6%
RASK (R$)	14.64	13.77	6.3%	15.08	14.71	2.5%
Spread (RASK – CASK)	(2.84)	(1.71)	65.7%	(1.31)	(0.58)	127.6%
Yield (R$/c)	18.43	18.28	0.8%	19.38	19.06	1.6%
Price/Liter – Fuel	2.28	2.04	12.0%	2.21	1.89	16.7%
Average Exchange Rate	1.96	1.60	23.0%	1.87	1.63	14.4%

(*) Does not include Webjet's results

2Q12 RESULTS
FINANCIAL HIGHLIGHTS

GOL NO AR



GOL NO AR

Consolidated Financial Data

Financial Highlights	2Q12	2Q11 (*)	VAR 12 x 11
Net Operating Revenues (R$MM)	1,831	1,566	16.9%
EBIT(R$MM)	(355)	(271)	-31.0%
EBIT Margin (%)	***-19.4%***	***-17.3%***	***-2.1 pp***
EBITDAR (R$MM)	(62)	(68)	7.7%
EBITDAR Margin (%)	***-3.4%***	***-4.3%***	***+0.9 pp***
Net Income	(715)	(359)	-99.1%
Net Margin (%)	***-39.1%***	***-22.9%***	***-16.2 pp***
Adjusted Gross Debt / EBITDAR (LTM)	16.0 x	6.7 x	+9.3 x
Adjusted Net Debt / EBITDAR (LTM)	12.6 x	4.8 x	+7.7 x
Cash / Net Revenue (LTM)	24.4%	29.2%	-4.8 pp

(*) Does not include Webjet's Results

2Q12 CASK EX-FUEL



6M12 CASK Ex-Fuel remained stable over the first half of 2011

Operating Expenses per ASK	2Q12	2Q11*	% Var.	6M12	6M11*	% Var.
Aircraft fuel	**(7.36)**	(6.43)	14.5%	**(7.06)**	(5.95)	18.7%
Salaries, wages and benefits	**(3.19)**	(3.39)	-5.8%	**(3.04)**	(3.17)	-3.8%
Aircraft rent	**(1.28)**	(0.99)	29.5%	**(1.14)**	(1.02)	11.3%
Sales and Marketing	**(0.76)**	(0.79)	-3.3%	**(0.71)**	(0.77)	-7.9%
Landing Fees	**(1.08)**	(0.85)	26.8%	**(1.05)**	(0.77)	35.3%
Aircraft and Traffic Servicing	**(1.05)**	(1.03)	2.0%	**(0.96)**	(0.96)	0.2%
Maintenance, Materials and Repairs	**(0.85)**	(0.79)	7.3%	**(0.63)**	(0.72)	-12.2%
Depreciation and Amortization	**(1.06)**	(0.80)	32.5%	**(0.95)**	(0.77)	23.3%
Other Operating Expenses	**(0.85)**	(1.10)	-22.4%	**(0.85)**	(1.16)	-26.6%
Total CASK	**(17.48)**	(16.15)	8.2%	**(16.40)**	(15.29)	7.2%
CASK Ex-Fuel	**(10.12)**	(9.73)	4.0%	**(9.33)**	(9.34)	-0.1%


32.3%
7.3%
18.3%
42.1%
33.1%
6.1%
21.0%
39.8%
33.7%
6.7%
20.7%
38.9%
2Q12
2Q11
1Q12
Others
Leasing
Salaries,Wages and Benefits
Fuel

Even with a challenging scenario regarding costs: (i) 23.0% depreciation of the real against average dollar (14.4% over the semester), (ii) low fixed costs dilution (supply reduction), and (iii) increase in airport charges in Brazil, **GOL maintained a CASK ex-fuel at the same level of the first half of 2011.**

(*) GOL + Webjet Consolidated

DEPRECIATION EFFECT OF THE REAL IN THE 2Q12 EBIT

The Operating Result (EBIT) impact was around R$325 million during the quarter



Expenses in USD (Ex-fuel)	2Q12
Effect in Other Expenses (Ex-Fuel)	R$225 million

Fuel Effect	2Q12
Fuel Effect (only price/liter)	R$100 million

Total FX Effect on 2Q12 Results	**R$~325,0 million or 17.5 p.p. of EBIT Margin**

Depreciation of the Dollar Effect on 2Q12 Results


23%
77%
Other Expenses in USD
Fuel Expenses

2Q12 RESULTS
FINANCIAL HIGHLIGHTS



13.77
14.79
15.65
15.48
14.64
1,566
1,844
2,234
2,166
1,831
2Q11
3Q11
4Q11
1Q12
2Q12
Net Revenue (R$MM)
RASK (cents of R$)



CASK Fuel
16.15
6.43
9.73
15.39
5.98
9.41
15.89
6.41
9.47
15.43
6.80
8.63
17.50
7.36
10.12
2Q11
3Q11
4Q11
1Q12
2Q12
CASK (cents of R$)
CASK Ex-Fuel (cents of R$)



-271
-75
-34
7
-355
0.3%
2T11
3T11
4T11
1T12
2T12
-4.1%
-1.5%
-17.3%
-19.4%
EBIT (R$MM)
EBIT Margin



-67.6
124.2
246.1
267.9
-62.4
6.7%
11.0%
12.4%
2T11
3T11
4T11
1T12
2T12
-4.3%
-3.4%
EBITDAR (R$MM)
EBITDAR Margin

2Q12 RESULTS
FINANCIAL HIGHLIGHTS




29.0%
29.6%
31.1%
27.6%
24.4%
2,076
2,187
2,348
2,157
1,968
2Q11
3Q11
4Q11
1Q12
2Q12
Total Cash (R$MM)
Total Cash/Net Revenue (LTM)


3.4x
2.5x
1.6x
1.3x
1.2x
1,200
943
656
571
576
2Q11
3Q11
4Q11
1Q12
2Q12
EBITDAR LTM (R$MM)
EBITDAR / Interest Expense


6.1x
5.0x
5.1x
4.6x
3.2x
342
442
464
469
606
2Q11
3Q11
4Q11
1Q12
2Q12
Short Term Debt (R$MM)
Total Cash/Short Term Debt


16.0x
14.9x
13.0x
8.6x
6.7x
7,612
8,142
8,527
8,503
9,196
2Q11
3Q11
4Q11
1Q12
2Q12
Adjusted Gross Debt
Adjusted Gross Debt/EBITDAR (LTM)

FINANCIAL COMMITMENTS



Accurate portrayal of leverage

Total Financial Commitments represents the actual size of the Company's future obligations.



10.0x
8.7x
7.5x
5.0x
3.2x
3,793
4,680
4,912
4,986
5,730
2Q11
3Q11
4Q11
1Q12
2Q12
Net Financial Commitments
Net Financial Commitments/EBITDAR

TOTAL FINANCIAL COMMITMENTS INCLUDE NET DEBT (IN THE BALANCE) AND OPERATIONAL LEASING PAYMENT PROJECTION BETWEEN 2011 AND 2021 (OFF BALANCE)

*The market considers adjusted net leverage ratio using the metric of 7x operating lease



06::

Debt and Liquidity

NO RISK OF REFINANCING ON THE SHORT TERM

Financial Debt Amortization R$million


Debt US$
Debt R$
451
37
32
194
77
92
20
677
261
258
455
0
1,011
2012
2013
2014
2015
2016
2017
2018
2019
After 2019

IN 2Q12, GOL REMAINED WITH A STRONG CASH POSITION



29.0%
29.6%
31.1%
27.6%
24.4%
2,076
2,187
2,348
2,157
1,968
2Q11
3Q11
4Q11
1Q12
2Q12
Total Cash (R$MM)
Total Cash/Net Revenue (LTM)



2Q12 TOTAL CASH REPRESENTED 24.4% OF NET REVENUES (LTM)

GOL
Linhas aéreas inteligentes

07::



Guidance

GUIDANCE REVIEW CONSIDERS A MORE CHALLENGING MACROECONOMIC SCENARIO FOR 2012

The domestic economy slowdown, FX pressure and higher fuel costs justify a review



2012 Financial Projections	Previous Scenario		Revised Scenario		Real 2012 JAN-JUN
	Min.	Max.	Min.	Max.	
Brazilian GDP Growth	3.0%	4.0%	1.5%	2.5%	N.D
Domestic Demand Growth (%RPK)	7.0%	10.0%	6.0%	9.0%	7.3%
Domestic Load Factor	71%	75%	71%	75%	69%
Passengers Transported (in million)	42	45	41	42	19
GOL Domestic Capacity (ASK billion)	50.2	51.2	48	49	24.5
RPK, System (in billion)	39	41.5	38	39	16.9
Departures (000)	363	370.3	354	364	178.9
CASK ex-fuel (R$ cents)	9.0	9.6	9.0	9.6	9.3
Fuel Liters Consumed (billion)	1.70	1.73	1.60	1.75	0.8
Average Exchange Rate (R$.US$)	1.75	1.80	1.95	2.00	1.87
Operating Margin (EBIT)	4.00%	7.00%			-8.7%

*GOL estimates a better second half of 2012, when compared to the first half, with negative margin for the year.

FINAL REMARKS



GOL remains confident on the Brazilian civil aviation market

Continuity and Development of the **Strategy:**

- **Cost** Advantage
- **Service:** Safety, Satisfaction and Convenience
- New Market Reality: **Capacity Reduction**
- **Webjet:** Synergies and Best Practices
- **Liquidity:** Total Cash of R$1.9 billion on 2Q12
- Position in the **Main Airports**

Opportunities in **Development:**

- **Delta** Commercial Agreement Evolution
- **SMILES:** Priority project
- New **Revenue Opportunities**


GOL

"BACK ON TRACK"

08::


GOL
voegol.com

Q&A

GOL INVESTOR RELATIONS
+55 11 2128-4700
ri@golnaweb.com.br
www.voegol.com.br/ir

GOL
Linhas aéreas inteligentes

THANK YOU!